 **Harbor Funds**

December 23, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.
      (File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the order granting plaintiff Ruth Tumpowsky's motion to consolidate the case she filed against Harbor Capital Advisors, Inc. as the investment manager (Case No. 1:14-cv-07210) with the action filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager (Case No. 1:14-cv-00789), in the United States District Court for the Northern District of Illinois.

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Harbor Capital Advisors, Inc.

IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS

Terrence Zehrer,	)	
	)	
Plaintiff,	)	Case No: 14 C 789
	)	
vs.	)	Judge Joan H. Lefkow
	)	
Harbor Capital Advisors, Inc., et al.	)	
	)	
Defendants.	)	

ORDER

Motion hearing held on 11/20/2014. Plaintiff Ruth Tumpowsky's motion to consolidate [76] is granted. Case number 14 C 7210 shall be consolidated with case number 14 C 789. An amended consolidated complaint is to be filed by 12/22/2014. Defendant is to answer or otherwise plead to the complaint by 1/22/2015. Status hearing is set for 2/3/2015 at 11:00 a.m.

(0:13)

Date: November 20, 2014

Joan H Lefkow

U.S. District Judge Joan H. Lefkow